Room 4561

April 27, 2006

Mr. Timothy Shaughnessy
Vice President and Controller
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

> **Re:** **International Business Machines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 8-K Filed January 17, 2006**
> **File No. 001-02360**

Dear Mr. Shaughnessy:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Earnings

1.   We note that the disclosures on pages 18 and 19 of your 2005 Annual Report to Stockholders appear to suggest that product and service revenue may be commingled within the various line items presented within your consolidated statements of earnings. Please tell us what consideration you have given to separate presentation in your statement of earnings of sales of product and

services and related costs pursuant to Rules 5-03.1 and 2 of Regulation S-X. If you believe the Rules are not applicable provide support for your determination in quantified detail.

Form 8-K Filed January 17, 2006

2.   We note that you appear to incorporate certain required non-GAAP information by reference at the bottom of page 4 in your Form 8-K filed on January 17, 2006. Please explain to us why you believe that your general reference to this rather voluminous information filed on a "subsequent" Form 8-K meets the requirements of Exchange Act Rule 12b-23. Note that similar concerns may apply to your Form 8-K's filed on March 22, 2006 and April 18, 2006.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Staff Accountant at (202) 551-3408 or Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have questions regarding these comments.

Sincerely,

Brad Skinner
Accounting Branch Chief